Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

:
CDC CORPORATION,	:
:
Plaintiff,	:
:
v.	:	Adversary Proceeding No.
:
CDC SOFTWARE CORPORATION,	:
CDC SOFTWARE, INC.,	:
ROSS SYSTEMS, INC.,	:
PIVOTAL CORPORATION, and	:
TRADEBEAM, INC.	:
:
Defendants.	:
:

COMPLAINT TO ENFORCE AUTOMATIC STAY AND TO ENJOIN DISPOSITION

OF ASSETS OR STOCK IN SUBSIDIARIES OR BUSINESS UNITS OUTSIDE OF THE

ORDINARY COURSE OF BUSINESS

COMES NOW the above-named Debtor, through its Chief Restructuring Officer, Marcus A. Watson (the “CRO”), and states its Complaint to enforce the automatic stay and to enjoin the disposition of assets or stock in subsidiaries or business units outside of the ordinary course of business, respectfully showing the Court as follows:

JURISDICTION AND VENUE

1. Debtor filed its Chapter 11 petition on October 4, 2011 (the “Petition Date”). Debtor continues to manage its assets and operate its business as debtor-in-possession, no trustee having been appointed.

2. The Court has jurisdiction to adjudicate this matter pursuant to 28 U.S.C. § 1334. This adversary proceeding is properly before the Court under 28 U.S.C. § 157, and is a core proceeding pursuant to 28 U.S.C. §§ 157(b)(2)(A) and 157(b)(2)(O). This action may also be heard within the Court’s non-core jurisdiction, as a matter “otherwise related to a case under Title 11,” under 28 U.S.C. § 157(c)(1).

3. Defendant CDC Software Corporation is a Cayman Islands corporation with a principal office address in Georgia located at 2002 Summit Blvd, Suite 700, Atlanta GA 30319. CDC Software Corporation is subject to the jurisdiction of this Court. CDC Software Corporation may be served by serving an officer at its principal office in Georgia, 2002 Summit Blvd, Suite 700, Atlanta GA 30319.

4. Defendant CDC Software, Inc. is a Delaware corporation with a principal office address in Georgia located at 2002 Summit Blvd, Suite 700, Atlanta GA 30319. CDC Software, Inc. is subject to the jurisdiction of this Court. CDC Software, Inc. may be served by serving its registered agent, C T Corporation System, 1201 Peachtree St NE, Atlanta GA 30361 or The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

5. Defendant Ross Systems, Inc. is a Delaware corporation with a principal office address in Georgia located at 2002 Summit Blvd, Suite 700, Atlanta GA 30319. Ross Systems, Inc. is subject to the jurisdiction of this Court. Ross Systems, Inc. may be served by serving its registered agent, C T Corporation System, 1201 Peachtree St NE, Atlanta GA 30361 or The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. Defendant Pivotal Corporation is a Canada (British Columbia) corporation with a principal office address located at 2002 Summit Blvd, Suite 700, Atlanta GA 30319. Pivotal Corporation is subject to the jurisdiction of this Court. Pivotal Corporation may be served by serving its registered agent, C T Corporation System, 818 W. Seventh St., Los Angeles, CA 90017.

7. Defendant Tradebeam, Inc. is a Delaware corporation with a principal office address located at Two Waters Park Drive, Suite 100, San Mateo, CA 94403. Tradebeam, Inc. is subject to the jurisdiction of this Court. Tradebeam, Inc. may be served by serving its registered agent, Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

8. Venue is proper in this Court as Defendants regularly transact business within the Northern District of Georgia.

BACKGROUND FACTS

9. This Chapter 11 case was filed, in part, to manage the orderly appeal or satisfaction of a judgment held by CDC SPV Ltd., Evolution Master Fund, Ltd., Segregated Portfolio M, and E1 Fund Ltd. (collectively, “Evolution”) while recognizing the prerogatives of ownership, and preserving significant shareholder value, as an alternative to third party dismemberment of the Debtor at fire sale values, to the detriment of shareholders. Debtor is a holding company with many direct and indirect subsidiaries, wholly or majority owned, whose value or disposition should enable an early and successful conclusion to this reorganization.

10. On November 9, 2011, the Court entered an Order (Docket No. 57) approving the Debtor’s employment of Marcus A. Watson as Chief Restructuring Officer. The Debtor, under Watson’s direction, has begun the process of devising a bankruptcy exit strategy to provide for the satisfaction of all claims against it, including the Evolution claim. That exit strategy will involve the operation, pledge, or sale of various assets, or a combination of same.

11. The Debtor has engaged Moelis & Company LLC (“Moelis”) as its financial advisor and investment banker because, among other things, Moelis has extensive experience and an excellent reputation in providing high quality financial advice and investment banking services to debtors in Chapter 11 cases and other restructurings. The Debtor filed its Application (Docket No. 67) to retain Moelis on November 28, 2011 and attached thereto the “Declaration Of John P. Joliet In Support Of The Application Of Debtor To Retain And Employ Moelis And Company LLC As Financial Advisor And Investment Banker” and a copy of the engagement letter to the Application. On December 16, 2011, following a hearing on the Application, the Court entered an Order (Docket No. 84) approving the Application.

12. Under the terms of the engagement letter, attached as an exhibit to the application to retain Moelis, Moelis is to assist the Debtor in connection with (1) any Debt Capital Transaction, (2) any Equity Capital Transaction, (3) any Division Sale Transaction (4) any CDC Software Sale Transaction and (5) any Restructuring Transaction (each of which – hereinafter a “Transaction” – is defined in the engagement letter). Specifically, the engagement letter provides:

“Debt Capital Transaction” means any transaction in which the Company [CDC Corporation] (or any of its subsidiaries or any entity formed to acquire the business or assets of the Company) raises or issues any debt, whether secured or unsecured, senior or subordinated, mezzanine, asset-backed or otherwise.

“Equity Capital Transaction” means any transaction in which the Company (or any of its subsidiaries or any entity formed to acquire the business or assets of the Company) raises or issues any equity interests, whether common or preferred, including any equity-linked interests (including convertible debt and debt with warrants or other hybrid capital) and any options, warrants or other rights to acquire equity interests.

A “Division Sale Transaction” shall mean any sale of any business segments or division or non-core assets of the Company (or any of its subsidiaries), however effected, in one or a series of transactions, whether pursuant to a Section 363 sale, plan of reorganization or otherwise, but excluding (i) any CDC Software Sale Transaction, (ii) a sale of business segments or division or non-core assets for which the Company has an active engagement with another investment bank as of the date of this agreement that Company has disclosed to Moelis and (iii) transactions for which total sale proceeds are less than $10 million.

A “CDC Software Sale Transaction” shall mean (a) any sale of all or a majority of the equity securities of the Company’s subsidiary, CDC Software Corporation (the “Business”), (b) the merger or combination of the Business with that of an acquirer or (c) an acquirer’s acquisition of all or a portion of the assets, properties or business operations of the Business, in one or a series of transactions, whether pursuant to a Section 363 sale, plan of reorganization, sale of CDC Corporation or otherwise.

A “Restructuring Transaction” means any restructuring, reorganization, rescheduling or recapitalization of the claim of CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (“Evolution”) against the Company, including through a plan of reorganization or liquidation (a “Plan”) confirmed in connection with the pending Chapter 11 bankruptcy case of the Company, case no 11-79079, United States Bankruptcy Court, Northern District of Georgia, Atlanta Division (the “Bankruptcy Case”), rescheduling of claim maturity beyond January 1, 2013, settlement or forgiveness of claim, conversion of claim into equity; or any other similar modification that effectively resolves the Evolution claim by settlement, modification or otherwise. If the Company receives a dividend which is used to repay or resolve the Evolution claim that shall constitute a Restructuring Transaction (unless the dividend is proceeds from a CDC Software Sale Transaction for which a Sale Transaction Fee is payable).

Exhibit A to Docket No. 67.

13. The Transaction ultimately entered into by Debtor will generate sufficient cash to pay or resolve the Evolution claim and judgment. In fact, Moelis’s efforts to date have identified prospective transactions (“Prospective Transactions”) that, if one of which is approved by the Court and closed, will generate sufficient cash proceeds to satisfy all debt obligations scheduled by the Debtor, with significant sums remaining for the benefit of the Company and its equity owners. The closing of a Prospective Transaction, as currently proposed, will deliver value to shareholders greatly exceeding the current value of the Debtor’s publicly traded equity securities. Among the Debtor’s assets under consideration for sale is its majority ownership interest in CDC Software Corporation (a Cayman Islands corporation) (“CDC Software”) through Debtor’s 100% shareholding in CDC Software International Corporation (a Cayman Islands corporation).

14. Defendants are direct or indirect subsidiaries of the Debtor. Both the CRO and Moelis believe that preservation of the status quo with respect to the Debtor’s subsidiaries’ capital, debt structure, and operations are vital to an orderly and effective reorganization process. Moreover, the Prospective Transactions are conditioned on the preservation of the status quo with respect to the composition of CDC Software Corporation, including its subsidiaries.

15. The Debtor is the owner of 100% of the shares of CDC Software International Corporation (a Cayman Islands corporation).

16. CDC Software International Corporation owns approximately 24.2 million of the issued and outstanding class B ordinary shares of Defendant CDC Software Corporation. CDC Software International Corporation owns 98.1% of the combined voting power of all classes of CDC Software Corporation’s issued and outstanding ordinary shares and 83.4% of the economic interest in CDC Software Corporation’s outstanding ordinary shares. As set forth in the Registration Statement (Form F-1) filed by CDC Software Company on August 4, 2009: “CDC Software International will have the power to elect all of the members of [CDC Software Corporation’s] board of directors and will have the power to control all matters requiring shareholder approval or consent.” See page 116 of form F-1 at the following web site: http://www.sec.gov/Archives/edgar/data/1415841/000119312509163438/df1a.htm

17. As the 100% owner of CDC Software International Corporation, the Debtor effectively controls 98.1% of the voting power of all classes of CDC Software Corporation’s issued and outstanding ordinary shares.

18. Defendant CDC Software, Inc. (a Delaware corporation) is 100% owned by Defendant CDC Software Corporation.

19. Defendant Ross Systems, Inc. (a Delaware corporation) is 100% owned by Defendant CDC Software, Inc. (a Delaware corporation).

20. Defendant Pivotal Corporation (a Canada corporation) is indirectly 100% owned by Defendant CDC Software Corporation (through a number of subsidiaries each of which is wholly owned by its parent).

21. Defendant Tradebeam, Inc. (a Delaware corporation) is 100% owned by Defendant CDC Software, Inc. (a Delaware corporation).

22. Over the objection of the Debtor (through the CRO), CDC Software Corporation has executed a Letter of Intent or contract with Marlin Equity Partners or Marlin Management Company, LLC (“Marlin”) (“Marlin Letter of Intent”) for Marlin to acquire the business and assets of Ross Systems and Tradebeam (the “Business”) from CDC Software Corporation (the “Seller”). Together, Ross Systems and Tradebeam account for approximately 28 % of CDC Software’s annual revenues.

The Marlin Letter of Intent provides:

Subject to diligence and the other terms and conditions herein and in the definitive agreements, Marlin will acquire the Business for a base purchase price of $60.0 million in cash. It will be a cash free and debt free transaction and include a working capital adjustment tied to normalized working capital levels. Liabilities to be excluded or assumed will be determined in connection with the diligence process outlined below. In addition, Marlin will provide a bridge loan of $40.0 million to the Seller, pre-payable at any time, without penalty (the “Bridge Loan”) to meet liquidity needs. Interest on the Bridge Loan will accrue quarterly and will be 13% per annum during the first 180 days. Thereafter, the interest rate will increase to 15% per annum for the remaining term of the Bridge Loan unless the then-remaining unpaid principal balance on the Bridge Loan as of the 180th day has been reduced by prepayments to a mutually agreed amount, in which case the interest rate shall remain at 13% for the remaining term of the Bridge Loan. The Bridge Loan will be a first priority loan secured by a first lien on all assets of the Seller. The bridge loan and all accrued interest will be due and payable 270 days from the closing date of the transaction.

The Marlin Letter of Intent further requires CDC Corporation to wire the sum of $150,000.00 to Marlin as an advance on Marlin’s expenses. That expense fund is to be replenished on request by Marlin up to an amount of $300,000.

23. The Marlin Letter of Intent provides for a 30-day “No Shop Period” as follows:

During the No-Shop Period, none of the Seller nor any of the Seller’s, or the Business’ directors, officers, employees, agents or representatives will seek, encourage, solicit or assist any proposals relating to a sale or transfer (by merger, asset sale, stock sale, reorganization or any other method) of any portion of the assets, partnership interests or capital stock of, or a debt, equity or other investment in the Business (a “Sale Transaction”). Immediately upon the start of the No-Shop Period, the Seller’s and the Business’ directors, officers, employees, agents and representatives shall cease any negotiations or discussions with any other party regarding any Sale Transaction (except as otherwise directed by official(s) appointed or approved by the Bankruptcy Court supervising the bankruptcy case of the Parent (i) with respect to any Sale Transaction, (ii) any sale or transfer of Parent’s ownership interest Seller, in whole or in part, or (iii) otherwise) until the end of the No-Shop Period and any extensions thereof.

24. The Marlin Letter of Intent is inconsistent with and contrary to the purposes of the Prospective Transactions, and, if consummated, will effectively prevent their closing. Should that occur, Debtor’s shareholders will lose substantial value, perhaps irretrievably.

25. The intended transaction set out in the Marlin Letter of Intent, if consummated, will result in substantial diminution of value of the stock of CDC Software Corporation, which is the major asset of the Debtor (as a majority owner and holding company).

26. Execution of the Marlin Letter of Intent over Debtor’s objection interferes with the Debtor’s valuable interest in control of its subsidiaries.

27. Consummation of the intended transaction set out in the Marlin Letter of Intent will effect a disposition of property of the estate without authority of this Court or consent of the Debtor.

28. Execution of the Marlin Letter of Intent also created confusion and will continue to create confusion, and will materially adversely affect the marketing and sale process that Moelis is currently managing.

29. Debtor, as the majority shareholder of CDC Software Corporation, is concerned that the Marlin Letter of Intent effectively requires CDC Software Corporation to advance $300,000 of Marlin’s expenses, which is not a prudent use of the limited cash of CDC Software Corporation, and is not consistent with market practices.

30. Contemporaneously herewith, Debtor is moving under applicable corporate law to reconstitute the board of CDC Software by removing those directors who are acting contrary to shareholder interests. Specifically, Debtor has caused its wholly owned subsidiary, CDC Software International Corporation, to send a Requisition of Extraordinary General Meeting of shareholders of CDC Software Corporation. Once the meeting is scheduled and called, CDC Software International Corporation will vote its majority interest to reconstitute the board of CDC Software by removing those directors who are acting contrary to shareholder interests. This process may take as long as two months to complete, and immediate relief in the form of a preliminary injunction is necessary to support and complement that process.

COUNT I – ENFORCEMENT OF AUTOMATIC STAY – DISPOSITION AND

EXERCISE OF CONTROL OVER PROPERTY OF THE ESTATE

31. The allegations contained in paragraphs 1 through 30 are incorporated herein as if fully restated in their entirety.

32. Bankruptcy Code Section 541(a)(1) provides:

(a) The commencement of a case under section 301, 302, or 303 of this title creates an estate. Such estate is comprised of all the following property, wherever located and by whomever held:

(1) Except as provided in subsections (b) and (c)(2) of this section, all legal or equitable interests of the debtor in property as of the commencement of the case.

11 U.S.C. §541(a)(1).

33. The Debtor’s shares of CDC Software Corporation and its right to exercise control over its subsidiaries are separate and distinct valuable property interests of the bankruptcy estate crucial to the Debtor’s reorganization efforts and ability to successfully emerge from bankruptcy following payment of all creditors, including Evolution.

34. Bankruptcy Code Section 362(a)(3) provides:

(a) Except as provided in subsection (b) of this section, a petition filed under section 301, 302, or 303 of this title, or an application filed under section 5(a)(3) of the Securities Investor Protection Act of 1970, operates as a stay, applicable to all entities, of—:

(3) any act to obtain possession of property of the estate or of property from the estate or to exercise control over property of the estate.

11 U.S.C. §362(a)(3).

35. The activities of CDC Software Corporation outside of the ordinary course of its business significantly reduce the value of the shares of CDC Software Corporation and impair Debtor’s control over its subsidiaries, which are major assets in this bankruptcy case.

36. CDC Software Corporation’s sale or pledge of the assets or stock of its business units or subsidiaries, and its attempt to do so, is an indirect act to exercise control over property of the Debtor’s estate – i.e. the Debtor’s beneficial interest in CDC Software Corporation through its majority ownership of CDC Software Corporation.

37. The Debtor requests that the Court enter an Order and Judgment declaring that the automatic stay operates to prohibit the efforts of CDC Software Corporation to sell or pledge the assets or stock of its business units or subsidiaries, and to prohibit the sale or pledge of assets or stock of its business units or subsidiaries.

38. The Debtor requests that the Court enter an Order and Judgment enforcing the automatic stay and directing CDC Software Corporation and the other Defendants to cease all efforts to sell or pledge their assets or stock.

COUNT II – ENFORCEMENT OF AUTOMATIC STAY – ACTIONS DESIGNED TO COLLECT PRE-PETITION CLAIM

39. The allegations contained in paragraphs 1 through 38 are incorporated herein as if fully restated in their entirety.

40. Bankruptcy Code Section 362(a)(6) provides:

(a) Except as provided in subsection (b) of this section, a petition filed under section 301, 302, or 303 of this title, or an application filed under section 5(a)(3) of the Securities Investor Protection Act of 1970, operates as a stay, applicable to all entities, of—:

(6) any act to collect, assess, or recover a claim against the debtor that arose before the commencement of the case under this title.

11 U.S.C. §362(a)(6).

41. CDC Software Corporation is a creditor of the Debtor. Specifically, with respect to intercompany transactions involving CDC Software Corporation on a consolidated basis, CDC Software Corporation’s consolidated books and records reflect a receivable due from Debtor as of September 30, 2011 of $40,012,228.87 (“Intercompany Account”)1.

42. CDC Software Corporation’s participation in activities and/or transactions designed to generate cash to “upstream” to its parent may be for the purpose of producing cash liquidity to facilitate payment of the Intercompany Account.

[1]	The Intercompany Account is subject to review, reconciliation, and potential legal and equitable defenses. Accordingly, the averments contained in Paragraph 41 are provisional and subject to change.

43. Accordingly, the effort of CDC Software Corporation to sell or pledge the assets or stock of its business units or subsidiaries violates 11 U.S.C. §362(a)(6) as an indirect act to collect, assess, or recover a claim against the Debtor that arose before the commencement of this Chapter 11 case.

44. The Debtor requests that the Court enter an Order and Judgment declaring that the automatic stay operates to prohibit the efforts of CDC Software Corporation to sell or pledge the assets or stock of its business units or subsidiaries, and to prohibit the sale or pledge of assets or stock of its business units or subsidiaries.

45. The Debtor requests that the Court enter an Order and Judgment enforcing the automatic stay and directing CDC Software Corporation and the other Defendants to cease all efforts to sell or pledge their assets or stock.

COUNT III – INJUNCTIVE RELIEF

46. The allegations contained in paragraphs 1 through 45 are incorporated herein as if fully restated in their entirety.

47. The Court’s equitable powers, codified in Section 105 of the Bankruptcy Code, permit it to “issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.” 11 U.S.C. §105.

48. The Debtor’s reorganization efforts are being and will be severely hampered if the Defendants are not enjoined: (a) from disposing of assets or stock interests outside of the ordinary course of their businesses; and (b) from taking any other action that may materially diminish the value of the Debtor’s interest in its assets, including, but not limited to, taking any of the actions listed in Paragraph 51, infra. All of these actions should be enjoined.

49. The public interest in successful reorganizations is significant. The CRO and the Debtor’s investment banker believe that the prospects of successful reorganization are diminished unless the restrictions imposed by the proposed injunction are in place. The injunctive relief requested will not harm the Defendants since Defendants, as a matter of applicable corporate law and corporate governance, should not take the actions sought to be enjoined in the first instance without the consent or approval of the Debtor. The benefits to the estate outweigh any risk of limited harm.

50. Based on the foregoing facts, granting a temporary restraining order and preliminary injunction is appropriate, as (i) a threat of irreparable harm to the bankruptcy estate of the Debtor-in-Possession, and corresponding harm to its unsecured creditors exists, (ii) the risk of the harm outweighs the potential injury to the Defendants – Debtor submits that Defendants will not be harmed by the injunctive relief requested (since, even in the absence of a temporary restraining order and preliminary injunction, the Defendants should not be taking any of the actions sought to be enjoined without the consent or approval of the Debtor); (iii) there is a high degree of likelihood that Debtor will succeed on the merits based on the foregoing facts and the statutory definition of property of the estate and/or as a matter of corporate governance of Defendant CDC Software Corporation, Debtor is entitled and has power (through its 100% owned subsidiary) to replace the Board of Directors of Defendant CDC Software Corporation but cannot presently do so until the existing Directors comply with the requisition for an Extraordinary General Meeting made on behalf of Debtor, and (iv) the injunction is in the public interest, including the interests of the creditors, for whose benefit the Chapter 11 reorganization process is largely designed.

51. Because Defendants have demonstrated a willingness to enter into transactions that significantly interfere with the Debtor’s reorganization efforts, the Court should enter an Order enjoining Defendants from entering into transactions outside of the ordinary course of their business.

The Order should specifically prohibit Defendants from taking any of the following actions:

i)	amending or otherwise modifying their organizational documents or altering, through merger, liquidation, reorganization, restructuring or in any other fashion, their corporate structure or ownership;

ii)	issuing or selling, or authorizing for issuance or sale, or granting any options or making other agreements, arrangements or understandings with respect to, any shares of their capital stock or any other of their securities, or altering any term of any of their outstanding securities or making any change in their outstanding shares of capital stock or other ownership interests or their capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

iii)	mortgaging, pledging or granting any security interest in any of their assets, except security interests solely in tangible personal property granted pursuant to any purchase money agreement, conditional sales contract or capital lease under which, solely with respect to conditional sales contracts and capital leases, there exists an aggregate future liability not in excess of $25,000 per contract or lease (which amount is not more than the purchase price for such personal property and which security interest does not extend to any other item or items of personal property);

iv)	declaring, setting aside, making or paying any dividend or other distribution to any holder with respect to their capital stock or other securities;

v)	redeeming, purchasing or otherwise acquiring, directly or indirectly, any of their capital stock or other securities;

vi)	increasing the compensation of any of their non-executive employees, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner, or increasing the compensation of any of their executive officers;

vii)	adopting or, except as otherwise required by Law, amending, any Employee Benefit Plan or entering into any collective bargaining agreement;

viii)	extending, terminating or modifying any Contract or permitting any renewal notice period or option period to lapse with respect to any Contract, except for terminations of Contracts upon their expiration during such period in accordance with their terms;

ix)	incurring or assuming any indebtedness for borrowed money or guaranteeing any obligation or the net worth of any person or entity, except for endorsements of negotiable instruments for collection in the ordinary course of business consistent with past practice;

x)	incurring any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise), except for liabilities incurred in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xi)	incurring any liability, debt or obligation (whether absolute, accrued, contingent or otherwise) to or of any affiliate, or making any loan to any affiliate;

xii)	discharging or satisfying any encumbrance other than those which are required to be discharged or satisfied during such period in accordance with their original terms;

xiii)	paying any obligation or liability (absolute, accrued, contingent or otherwise), whether due or to become due, except for any current liabilities, and the current portion of any long term liabilities in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xiv)	selling, transferring, leasing to others or otherwise disposing of any of their properties or assets having a fair market value in excess of $25,000, except sales of inventory and dispositions of obsolete assets no longer used or useful in its business, in each case in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xv)	canceling, waiving or compromising any debt or claim;

xvi)	making any loan or advance to any person or entity, other than travel and other similar routine advances to employees in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xvii)	purchasing or acquiring any capital stock or other securities of any other corporation or any ownership interest in any other business enterprise or entity; and

xviii)	adopting, implementing, or executing any plan that would result in the voluntary delisting of their shares from the NASDAQ exchange and/or terminating/suspending their SEC reporting obligations under the Exchange Act.

52. Plaintiff seeks to have Defendants enjoined from the date of the Order: (a) from disposing of assets or stock interests, whether by sale, pledge, or otherwise, outside of the ordinary course of their businesses; and (b) from taking any other action that may materially diminish the value of the Debtor’s interest in its assets.

53. Plaintiff further seeks an Order and Judgment declaring that the automatic stay operates to prohibit the efforts of CDC Software Corporation to sell or pledge the assets or stock of its business units or subsidiaries otherwise than at the direction of Debtor, enforcing the automatic stay, and directing CDC Software Corporation and the other Defendants to cease all efforts to sell or pledge or otherwise impair their assets or stock otherwise than at the direction of Debtor.

54. No bond or other security is appropriate or necessary in this situation, as Debtor seeks to preserve the status quo.

WHEREFORE, the Debtor requests that this Court enter an Order:

(i) enjoining Defendants, otherwise than at the direction of Debtor: (a) from disposing of assets or stock interests, whether by sale, pledge, or otherwise, outside of the ordinary course of their businesses, for a period of three months from the date of the Order; and (b) from taking any other action that may materially diminish the value of the Debtor’s interest in its assets, including, but not limited to, taking any of the actions listed in Paragraph 51, supra;

(ii) declaring that the automatic stay operates to prohibit the efforts of CDC Software Corporation to sell or pledge the assets or stock of its business units or subsidiaries, enforcing the automatic stay, and directing CDC Software Corporation and the other Defendants to cease all efforts to sell, pledge, or otherwise impair their assets or stock otherwise than at the direction of Debtor; and

(iii) granting such further and other relief as the Court deems proper.

This 17th day of January, 2012.

Respectfully Submitted,

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.

Attorneys for the Debtor
	By:	/s/ James C. Cifelli
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com
3343 Peachtree Road NE, Suite 550		William D. Matthews
Atlanta, GA 30326		Georgia Bar No. 470865
(404) 262-7373		WDM@lcsenlaw.com
(404) 262-9911 (facsimile)